Exhibit 99.1

Free translation for information purpose only

INVENTIVA

Société Anonyme with a Board of Directors

with a share capital of EUR 1,459,512.74

Registered office: 50, rue de Dijon, 21121 Daix

537 530 255 Trade and Companies Registry of Dijon

NOTICE OF THE

ORDINARY AND EXTRAORDINARY GENERAL MEETING

DATED NOVEMBER 27, 2025

The shareholders of INVENTIVA (the "Company") are hereby informed that the Ordinary and Extraordinary General Meeting (the "General Meeting") will be held on November 27, 2025, at 9:00 a.m., at the Hôtel Villa M, 24-30, boulevard Pasteur – 75015 Paris, France.

The General Meeting is convened to deliberate on the following agenda:

Agenda

Reading of the report of the Board of Directors;

Ordinary items

1.	Approval of the compensation policy for the Chief Executive Officer for the 2025 financial year (applicable from November 27 to December 31);

2.	Approval of the settlement agreement entered into between the Company and Mr. Frédéric Cren in accordance with Articles L. 225-38 et seq. of the French Commercial Code;

3.	Partial waiver of the attendance and performance conditions associated with the grant of free shares to Mr. Frédéric Cren under the AGA 2024-1 and AGA 2025-1 plans;

Extraordinary items

4.	Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options;

5.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the Company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights;

Ordinary item

6.	Powers to carry out formalities.

DRAFT TEXT OF RESOLUTIONS

TO BE SUBMITTED TO THE VOTE

OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF NOVEMBER 27, 2025

ORDINARY RESOLUTIONS

FIRST RESOLUTION (Approval of the compensation policy for the Chief Executive Officer (effective from November 27 to December 31))

The General Meeting, acting in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report of the Board of Directors,

approves, pursuant to the provisions of II of Article L. 22-10-8 of the French Commercial Code, the compensation policy for the Chief Executive Officer for the 2025 financial year, for the period from November 27 to December 31, 2025, as described in the meeting notice for this General Meeting published on the Company's website.

SECOND RESOLUTION (Approval of the settlement agreement entered into between the Company and Mr. Frédéric Cren in accordance with Articles L. 225-38 et seq. of the French Commercial Code)

The General Meeting, ruling under the quorum and majority conditions required for ordinary general meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors on the agreements referred to in Articles L. 225-38 et seq. of the French Commercial Code,

approves the settlement agreement entered into between the Company and Mr. Frédéric Cren, as well as the information relating to this agreement as set out in the aforementioned report of the Statutory Auditors.

THIRD RESOLUTION (Partial waiver of the presence and performance conditions associated with the grant of free shares to Mr. Frédéric Cren under the AGA 2024-1 and AGA 2025-1 plans)

The General Meeting, ruling under the quorum and majority conditions required for ordinary general meetings, having acquainted itself with the report of the Board of Directors,

approves the partial waiver of the presence and performance conditions attached to the grants of free shares made to Mr. Frédéric Cren under the AGA 2024-1 and AGA 2025-1 performance share plans in force, as described in the said report, such waiver entailing an amendment to the compensation policy applicable to him for the 2025 financial year, as approved by the Combined General Meeting of May 22, 2025 in its fifteenth resolution.

EXTRAORDINARY RESOLUTIONS

FOURTH RESOLUTION (Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report, duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Article L. 225-177 and seq. of the French Commercial Code,

1. Authorizes the Board of Directors to grant, on one or more occasions, share subscription or share purchase options to employees or corporate officers of the Company or French or foreign companies or groups related to the Company within the meaning of Article L.225-180 of the French Commercial Code, or certain categories of them.

2. Decides that the total number of options that may be granted under this resolution may not give entitlement to subscribe to or acquire a total number of new or existing shares exceeding fifteen million (15,000,000) ordinary shares, it being specified that the nominal amount of any capital increases that may be carried out pursuant to this resolution shall be deducted from the ceiling of four hundred and fifty thousand euros (EUR 450,000) set in paragraph 2) of the 60th resolution of the Combined General Meeting of December 11, 2024 or, where applicable, against the ceiling amount that may be set by a similar resolution that may succeed it during the term of this delegation.

3. Resolves that the shares that may be obtained by exercising the share purchase options granted under this resolution may be acquired by the Company, as the case may be, under the share buyback program covered by the 22nd resolution of the Combined General Meeting of May 22, 2025, pursuant to Article L.22-10-62 of the French Commercial Code or any share buyback program previously or subsequently applicable.

4. Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

5. Decides that the exercise price of the options granted under this resolution will be set by the Board of Directors as follows:

•	the exercise price of the options to subscribe for ordinary shares may not be less than 80% of the average price quoted for the Company's shares on the Euronext Paris regulated market during the twenty (20) trading days preceding the date on which the options are granted.

•	in addition, the exercise price of the share purchase options shall not be less than 80% of the average purchase price of the shares held by the Company under the share buyback program authorized according to the 22nd resolution of the Combined General Meeting of May 22, 2025, pursuant to Article L.22-10-62 of the French Commercial Code or any share buyback program previously or subsequently applicable.

6. Decides that the options granted must be exercised within a period of 10 years from the date of their grant by the Board of Directors.

7. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

•	set, in accordance with legal conditions and limits, the dates on which the options will be granted;

•	determine the list of beneficiaries, the number of options granted to each of them and the terms and conditions for granting and exercising the options;

•	set the conditions for exercising the options and, in particular, limit, restrict or prohibit (a) the exercise of the options (including, as the case may be, performance conditions to be met) or (b) the sale of the shares obtained by exercising the options, during certain periods or following certain events, and its decision may (i) relate to all or part of the options and (ii) concern all or part of the beneficiaries;

•	decide the conditions under which the price and/or the number of shares to be subscribed or acquired will be adjusted in the cases provided for by French law; and

•	more generally, enter into all agreements, draw up all documents, record capital increases following the exercise of the options, amend the bylaws accordingly if necessary, carry out all formalities and make all declarations to all authorities and do all that would otherwise be necessary.

8. Decides that this delegation is granted for a period of 38 months from the date of this General Meeting and terminates, with immediate effect, any previous delegation having the same purpose. It therefore supersedes the delegation granted by the Combined General Meeting of December 11, 2024 in its 61st resolution.

The Board of Directors shall inform the General Meeting each year of the operations carried out under this resolution.

FIFTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the Company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, and having reviewed the Board of Directors’ report and the Statutory Auditors’ special report prepared in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, Articles L. 225-129-2, L. 225-129-6, L. 225-138 I of the French Commercial Code, and Article L.3332-18 et seq. of the French Code du travail.

1. Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, on its own initiative, of ordinary shares of the Company and/or securities giving access immediately and/or in the future, to ordinary shares to be issued by the Company, reserved for employees of the Company and its affiliates pursuant to Article L. 225-180 of the French Commercial Code, who are members of a company savings plan, to be instituted at the initiative of the Company and/or any mutual funds through the intermediary from which the new shares thus issued would be subscribed by them.

2. Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed four thousand three hundred euros (EUR 4,300), it being specified that the nominal amount of the capital increases that may result from this resolution shall be deducted from the overall ceiling of one million euros (EUR 1,000,000) set in paragraph 3) of resolution 24 of the Combined General Meeting of May 22, 2025. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3. Decides to waive shareholders’ preemptive rights to ordinary shares of the Company and/or securities to be issued, where applicable freely granted, pursuant to this resolution which includes the waiver of the shareholders’ preemptive subscription rights to the ordinary shares of the Company to which the securities that would be issued pursuant to this resolution entitle them.

4. Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

5. Decides that the issuance price for new shares or securities to be issued pursuant to this resolution shall be set in accordance with Article L. 3332-19 of the French Code du travail, and decides to set the maximum discount at 20%. However, the General Meeting expressly authorizes the Board of Directors to reduce this discount or not to grant it, in particular in accordance with the regulations applicable in the countries where the new shares or securities to be issued will be offered.

6. Decides, pursuant to the provisions of Article L.3332-21 of the French Code du travail, that the Board of Directors may freely grant to the beneficiaries referred to in the paragraph 1) above, newly issued shares or shares to be issued or other securities giving access to the Company's share capital to be issued or already issued in respect of (i) the contribution that may be paid pursuant to the regulations governing company savings plans, and/or (ii) where applicable, the discount.

7. Decides that, in the event that the beneficiaries referred to in the paragraph 1) above have not subscribed to the entire share capital increase within the time limit allotted, the share capital increase would only be performed for the amount of the shares subscribed, and that the unsubscribed shares may be offered again to the said beneficiaries within the scope of a subsequent capital increase.

8. Decides that the Board of Directors will have full authority, within the limits and conditions specified above, to determine the terms and conditions of share capital increases, defer them, and in particular to:

•	establish a savings plan, in accordance with Articles L. 3332-1 et seq. of the French Code du travail;

•	decide that the issuances may be performed directly to the advantage of the beneficiaries or through collective securities investment funds (UCITS);

•	determine the terms and conditions of the issuances, to be made pursuant to this resolution and in particular dividend rights, the terms and conditions for paying up, the subscription price of ordinary shares or securities giving access to the capital under the legal conditions;

•	determine the opening and closing dates of subscriptions;

•	set the timeframe allotted to subscribers for the payment of their ordinary shares or securities giving access to the share capital of the Company;

•	take all due measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

•	record the completion of the share capital increases performed pursuant to this resolution and amend the by-laws accordingly, perform any and all formalities and statements, and call for any authorizations;

•	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

•	have shares, securities to be issued or shares to be issued by the exercise of the right attached to the securities giving access to the share capital, admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

•	perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

9. Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose.

ORDINARY RESOLUTION

SIXTH RESOLUTION (Powers to carry out formalities)

The General Meeting, acting in accordance with the quorum and majority requirements for ordinary general meetings,

Grants full authority to the bearer of an original, a copy or an extract of the minutes of this General Meeting to carry out all formalities of publicity and filing, and generally to do what is necessary.

INFORMATION

Shareholder status

In accordance with Article R. 22-10-28 of the French Commercial Code, shareholders may participate in the General Meeting if they can prove:

-	in the case of registered shares: that the shares are registered in the Company's registered securities accounts at 0:00 a.m. Paris time on Tuesday, November 25, 2025;

-	in the case of bearer shares: that the shares are registered (where applicable, in the name of the intermediary registered on behalf of the shareholder concerned in accordance with legal and regulatory requirements) in the bearer securities accounts held by their authorized intermediary at 0:00 a.m. Paris time on Tuesday, November 25, 2025. Authorized intermediaries will issue a certificate of share ownership, attached to the postal voting form or proxy form drawn up in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary.

Only shareholders who can prove their status as such at 0:00 a.m. Paris time on Tuesday, November 25, 2025, under the conditions set out above, may participate in this General Meeting.

How to participate in the General Meeting

Shareholders have several options for participating in the General Meeting. They may (1) vote by physically attending the General Meeting or (2) vote remotely or by proxy (a) by mail or (b) via the Internet.

In accordance with the provisions of Article R. 22-10-28 III of the French Commercial Code, once a shareholder has already cast their vote remotely, sent a proxy, or requested their admission card or certificate of attendance to attend the General Meeting, he or she may no longer choose another method of participation.

1.	Voting while physically attending the General Meeting

Shareholders wishing to attend the General Meeting in person must request an admission card as soon as possible in order to receive it in good time, namely:

-	for all registered shareholders: either by returning the completed and signed form using the prepaid envelope enclosed with the notice of meeting received by post; by logging on to https://sharinbox.societegenerale.com, using their usual access codes or their login email address (if they have already activated their Sharinbox by SG Markets account), accompanied by the password already in their possession. The password for logging in to the website was sent to them by mail when they first contacted Société Générale Securities Services. It can be resent by clicking on "Obtain your codes" on the website's home page. Once logged in, follow the instructions on the screen to access the VOTACCESS platform and request your admission card. Registered shareholders who have not received their admission card may attend the General Meeting without prior notification, provided they bring proof of identity.

-	For all bearer shareholders: either by asking the authorized intermediary who manages their securities account to send them an admission card. If the admission card has not been received by 0:00 a.m. Paris time on Tuesday, November 25, 2025, shareholders should ask the authorized intermediary managing their securities account to issue them with a certificate of participation in order to prove their shareholder status; or by logging into the Internet portal of their account-holding institution with their usual access codes. They must then click on the icon that appears on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure indicated on the screen. Only bearer shareholders whose account-holding institution has joined the Votaccess website will be able to apply for an admission card online.

On the day of the General Meeting, all shareholders must provide proof of their status during the registration formalities.

2.	Voting remotely or by proxy

Shareholders who do not attend the General Meeting may vote remotely or be represented by giving proxy to the Chairperson of the General Meeting, their spouse, their civil union partner, another shareholder, or any other individual or legal entity of their choice under the conditions set out in Articles L. 225-106 and L. 22-10-39 of the French Commercial Code.

In accordance with the provisions of Article R. 225-79 of the French Commercial Code, the proxy given by a shareholder to be represented must be signed by the shareholder. The shareholder shall indicate their surname, first name, and domicile, and may designate a proxy, specifying the proxy's surname, first name, and address or, in the case of a legal entity, the name or business name and registered office. The proxy may not be replaced by another person.

It is specified that, for any proxy without indication of a proxy holder, the Chairperson of the General Meeting will cast a vote in favor of the adoption of the draft resolutions presented or approved by the Board of Directors, and a vote against the adoption of all other draft resolutions. To cast any other vote, shareholders must choose a proxy who agrees to vote in accordance with the instructions of the principal.

a.	To vote by mail or by proxy by post:

For registered shareholders: a postal or proxy voting form will be sent to them directly. This form should be returned using the prepaid envelope enclosed with the notice of meeting.

For bearer shareholders: as of today, the postal or proxy voting form can be requested from the intermediaries who manage their securities. All requests must be sent by the relevant financial intermediary to Société Générale, Service des assemblées, 32, rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3 no later than six days before the date of the General Meeting (Article R. 225-75 of the French Commercial Code). The single form for voting by mail or proxy must be accompanied by a certificate of share ownership issued by the financial intermediary, who must send these documents to Société Générale, Service des assemblées, 32, rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3.

In all cases, the duly completed and signed postal or proxy voting form (accompanied by the certificate of share ownership for bearer shares) must be returned so that it is received by Société Générale's Shareholders' Meeting Department or the Company no later than three (3) days before the date of the General Meeting (i.e. Monday, November 24, 2025).

b.	To vote or give proxy via the internet:

Shareholders may also submit their voting instructions and appoint or revoke a proxy online prior to the General Meeting on the Votaccess website, under the following conditions:

-	for registered shareholders: they can access Votaccess to vote or give proxy via the Internet by logging on to https://sharinbox.societegenerale.com, using their usual access codes or their login email address (if they have already activated their Sharinbox by SG Markets account), along with the password already in their possession. The password for logging in to the website was sent to them by mail when they first registered with Société Générale Securities Services. It can be resent by clicking on "Obtain your codes" on the website's home page. Once logged in, follow the instructions on the screen to access the VOTACCESS platform.

They may also appoint or revoke a proxy by sending an email with an electronic signature, obtained from a third-party certifier authorized under the legal and regulatory conditions in force, to the email address agiva27112025@inventivapharma.com, specifying their surname, first name, address, and Société Générale ID number for registered shareholders (information available at the top left of their account statement) or their ID number with their authorized intermediary for nominee-registered shareholders, as well as the surname, first name, and address of the proxy appointed or revoked.

SGSS is available to answer any questions shareholders may have from 9 a.m. to 6 p.m. on +33 (0)2 51 85 67 89.

-	For bearer shareholders: they must log in to their account-holding institution's website using their usual access codes. They must then click on the icon that appears on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure indicated on the screen.

Please note that only bearer shareholders whose account-holding institution has joined Votaccess will be able to vote, appoint or revoke a proxy online.

If the shareholder's account-holding institution is not connected to Votaccess, notification of the appointment and revocation of a proxy may nevertheless be made electronically in accordance with the provisions of Articles R. 22-10-24 and R. 225-79 of the French Commercial Code, as follows: by sending an email bearing an electronic signature, obtained from a third-party certifier authorized under the legal and regulatory conditions in force, to the email address agiva27112025@inventivapharma.com specifying their surname, first name, address, and full bank details for their securities account, as well as the surname, first name, and address of the proxy appointed or revoked, and then requesting their authorized intermediary who manages their securities account to send written confirmation to Société Générale, Service Assemblées.

In order for the appointments or revocations of proxies, duly signed and completed, to be validly taken into account, they must be received by the Company no later than Monday, November 24, 2025, for notifications made electronically.

The revocation of a proxy must be made in the same form as that used for its appointment.

The secure Votaccess platform will be open from Friday, November 7, 2025, at 9:00 a.m. Paris time. The possibility of voting, appointing or revoking a proxy via the Internet prior to the General Meeting will end on Wednesday, November 26, 2025, at 3 p.m. Paris time. Shareholders are advised not to wait until the last few days before the General Meeting to enter their instructions.

It should be noted that, in accordance with the provisions of Article R. 22-10-28 of the French Commercial Code:

-	any shareholder who has completed any of the above formalities may sell all or part of their shares. However, if the sale takes place before the second (2nd) business day preceding the General Meeting at 0:00 a.m., Paris time, i.e., Tuesday, November 25, 2025, the Company or its proxy shall invalidate or modify, as the case may be, the remote vote or proxy vote cast. To this end, the authorized account-keeping intermediary shall notify the Company or its proxy of the transfer and provide it with the necessary information;

-	if the transfer occurs after this deadline, it does not have to be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Submission of written questions and requests for items to be added to the agenda or draft resolutions

Pursuant to Articles R. 22-10-22 and R. 225-73 of the French Commercial Code, shareholders meeting the legal requirements may request the inclusion of items or draft resolutions on the agenda of this General Meeting, which must be received by the Company up to twenty-five (25) days prior to the date of the said General Meeting, i.e. Sunday, November 2, 2025.

In accordance with the provisions of Article R. 225-84 of the French Commercial Code, each shareholder shall be entitled to submit written questions of their choice to the Board of Directors no later than the fourth (4th) business day preceding the date of the General Meeting, i.e., Friday, November 21, 2025.

Requests to add items or draft resolutions to the agenda, as well as written questions, must be sent to the Company's registered office by registered letter with acknowledgment of receipt. They must be accompanied by a certificate of registration in the account.

In the event of items or draft resolutions being added to the agenda, a new certificate proving that the securities are registered in the same accounts on the second (2nd) business day preceding the General Meeting at 0:00, Paris time, i.e., Tuesday, November 25, 2025, must be sent to the Company.

Requests for the inclusion of draft resolutions must be accompanied by the text of the draft resolutions, together with a brief statement of reasons, where applicable.

Any draft resolutions submitted by shareholders, as well as any items added to the agenda at their request, will be mentioned in the notice of meeting.

Right of communication

All documents and information provided for in Article R. 22-10-23 of the French Commercial Code (in particular the text of the draft resolutions submitted to the General Meeting by the Board of Directors) may be consulted on the Company's website (www.inventivapharma.com) from the twenty-first day preceding the General Meeting, i.e., Thursday, November 6, 2025.

All documents referred to in Articles R. 225-89 et seq. of the French Commercial Code will be made available to shareholders at the Company's registered office from the date of publication of the notice of meeting or on the fifteenth day preceding the General Meeting at the latest, depending on the document concerned.

Shareholders are informed that a notice of meeting will be published in the BALO at least fifteen (15) days prior to the date of the General Meeting of Shareholders, including any changes made to the agenda following requests for the inclusion of draft resolutions submitted by shareholders and/or the works council.

Audiovisual broadcast

In accordance with Article R. 22-10-29-1 of the French Commercial Code, the General Meeting will be broadcast live in its entirety via the following link: https://inventivapharma.com/fr/investisseurs/assemblees-generales/. A recording of the General Meeting will be available on the Company's website no later than seven (7) business days after the date of the General Meeting and for at least two (2) years from the date it is posted online.

The Board of Directors